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October 15, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Perry J. Hindin, Special Counsel

Re:	GCI Liberty, Inc.

Amendment No. 1 to Schedule 13E-3 filed by GCI Liberty, Inc., Liberty Broadband Corporation, John C. Malone, et al. (File No. 005-38452)

GCI Liberty, Inc.

Amendment No. 1 to Preliminary Statement on Schedule 14A (File No. 001-38385)

Liberty Broadband Corporation

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-248854)

Dear Mr. Hindin,

We hereby electronically file: on behalf of GCI Liberty, Inc. (“GCI Liberty”), Liberty Broadband Corporation (“Liberty Broadband”), John C. Malone, et al., under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the Transaction Statement on Schedule 13E-3, originally filed on September 17, 2020 (as amended, the “Schedule 13E-3”); on behalf of GCI Liberty, under the Exchange Act, its amended Preliminary Proxy Statement on Schedule 14A (as amended, the “Schedule 14A”), originally filed on September 17, 2020; and on behalf of Liberty Broadband, under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-4 (as amended, the “Form S-4”), originally filed on September 17, 2020. The Schedule 14A and Form S-4 contain the joint proxy statement/prospectus of GCI Liberty and Liberty Broadband (the “joint proxy statement/prospectus”). Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the joint proxy statement/prospectus.

Securities and Exchange Commission	- 2 -	October 15, 2020

Set forth below are responses to the comments contained in your letter to Samantha H. Crispin, dated October 8, 2020 (the “SEC Letter”), regarding the joint proxy statement/prospectus. For your convenience, each of our responses below is preceded by the Staff’s comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the joint proxy statement/prospectus included in the Schedule 14A and Form S-4 that are filed herewith unless otherwise noted, and all page references in our responses are to the pages in the joint proxy statement/prospectus.

* * * * *

Joint Proxy Statement/Prospectus

General

1.	Comment: We note the disclosure first appearing on page 22 of the proxy statement/prospectus that holders of GCI Liberty Series A common stock will receive non-voting shares of Liberty Broadband Series C common stock as merger consideration. With a view towards disclosure, please advise what consideration was given to more prominently providing such disclosure to holders of GCI Liberty Series A common stock.

Response: In response to the Staff’s comment, we have revised the disclosure in the joint letter to stockholders, which appears at the beginning of the joint proxy statement/prospectus to disclose that the holders of GCI Liberty Series A common stock will receive non-voting shares of Liberty Broadband Series C common stock as merger consideration. We also have included such disclosure early in the Question and Answer section on page 3 of the joint proxy statement/prospectus and have included similar disclosure on pages 129 and 165 of the joint proxy statement/prospectus.

Joint Letter to Stockholders of Liberty Broadband and GCI Liberty

2.	Comment: We note disclosure in the joint letter and on pages 2 and 29 that Mr. Malone and the JCM Trust may exchange a number of shares of Liberty Broadband Series C common stock on a one-for-one basis for the waived shares of Liberty Broadband Series B common stock in order to preserve the target voting power of approximately 49% following the occurrence of certain voting dilution events which would result in Mr. Malone’s voting power falling below the target voting power less 0.5% and “in certain other circumstances.” Please disclose these other circumstances.

Response: In response to the Staff’s comment to disclose the other circumstances in which Mr. Malone and the JCM Trust may exchange shares of Liberty Broadband Series C common stock for the waived shares of Liberty Broadband Series B common stock, we have revised the disclosure in the joint letter to stockholders and on pages 2, 30 and 179 of the joint proxy statement/prospectus to disclose that an exchange may also occur “upon any combination, merger, spin-off, dividend or certain other fundamental events resulting in holders of Liberty Broadband Series B common stock receiving securities of Liberty Broadband, securities of another person, property or cash or a combination thereof.” Similar disclosure also is included in the Exchange Agreement Summary on page 159.

Special Factors, page 21

3.	Comment: We note disclosure on the following pages regarding Evercore’s discussions with the Special Committee related to the Rule 13e-3 transaction:

•	page 41 (describing the May 12 meeting where Evercore discussed its views as to certain potential alternative transactions)

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•	page 43 (describing the June 10 meeting where Evercore discussed the implied premium of the then proposed exchange ratio, valuation components and a comparison of the historical trading price and historical ratio)

•	page 43 (describing the June 17 meeting where Evercore reviewed with the GCI Liberty special committee Evercore’s preliminary valuation analyses of GCI Liberty and Liberty Broadband, certain preliminary valuation analyses with respect to the proposed business combination, the discount to market value and various metrics regarding both the amount and form of consideration)

•	page 44 (describing the June 23 meeting where Evercore reviewed various topics disclosed in the last paragraph on page 44 and the first paragraph on page 45)

•	page 48 (describing the June 28 meeting where Evercore reviewed various topics disclosed in the last paragraph on page 48 and the first paragraph on page 49)

•	page 50 (describing the June 30 meeting where Evercore reviewed with the GCI Liberty special committee its analysis of the market response to the disclosure of the negotiated exchange ratio)

Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears the above pages include summaries of presentations made by Evercore during the special committee’s evaluation of the transaction, please file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Response: We note the Staff’s comment and respectfully advise the Staff that the Schedule 13E-3 has been amended to include copies of the written materials prepared by Evercore Group L.L.C. and provided to the GCI Liberty special committee in connection with the committee’s meetings referred to in your comment as Exhibits (c)(5) through (c)(11) thereto.

Position of Liberty Broadband, Merger LLC and Merger Sub as to the Fairness…, page 61

4.	Comment: The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

Response: We respectfully advise the Staff regarding the Liberty Broadband filing persons’ consideration of the factor described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A, that the joint proxy statement/prospectus has been revised on page 64 to clarify that “Liberty Broadband, Merger LLC and Merger Sub did not make any purchases of GCI Liberty capital stock during the past two years.” Disclosure with respect to previous purchases by GCI Liberty is included on page 64 immediately following this additional disclosure.

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5.	Comment: Refer to the preceding comment. Please revise the disclosure in the section entitled “GCI Liberty’s Purpose and Reasons for the Combination; Fairness of the Combination” to either include the factors described in clauses (iii), (iv), (v) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. Similarly, please revise the disclosure in the section entitled “Position of Mr. Malone as to the Fairness of the Combination” to either include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

Response: We have revised the disclosure on page 73 of the joint proxy statement/prospectus in response to the Staff’s comment to explain that the GCI Liberty special committee did not consider the factors described in clauses (iii), (iv), (v) and (vi) of Instruction 2 to Item 1014 of Regulation M-A because they were not deemed relevant or material. Additionally, we have revised the disclosure on page 107 of the joint proxy statement/prospectus in response to the Staff’s comment to explain that Mr. Malone did not consider the factor described in clause (vi) of Instruction 2 to Item 1014 because he did not consider such factor relevant.

Liberty Broadband Unaudited Prospective Financial Information, page 105

6.	Comment: Disclosure on page 106 indicates that the Liberty Broadband financial projections “were based on numerous variables and assumptions” and that the Liberty Broadband financial projections “also reflect numerous variables, expectations and assumptions available at the time they were prepared…” Disclosure on page 107 indicates that the Skyhook standalone projections “were based on numerous variables and assumptions.” Similar disclosure is found on page 108 regarding the Liberty Broadband standalone cost projections, pro forma corporate cost synergies and pro forma NOL estimates. Please revise to disclose such variables and assumptions with specificity.

Response: We have revised the disclosure on pages 109 through 112 of the joint proxy statement/prospectus in response to the Staff’s comment to disclose the primary variables and assumptions included in the Skyhook standalone projections, Liberty Broadband standalone cost projections, Liberty Broadband pro forma corporate cost synergies and Liberty Broadband pro forma net operating loss utilization estimates. As described therein, such variables and assumptions primarily related to, among other things, future operating expenses and customer growth.

7.	Comment: Refer to the preceding comment. Similar disclosure appears in the last paragraph on page 110 with respect to the GCI Liberty projections. Please revise to disclose such variables and assumptions with specificity.

Response: We have revised the disclosure on page 114 of the joint proxy statement/prospectus in response to the Staff’s comment to disclose the primary variables and assumptions with respect to the GCI Liberty projections, which related to, among other things, growth or decline in certain business segments and future operating expenses.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2572.

Very truly yours,

/s/ Beverly B. Reyes
Beverly B. Reyes

cc:	Liberty Broadband Corporation

GCI Liberty, Inc.

Renee L. Wilm

Brittany A. Uthoff

Debevoise & Plimpton LLP

Jeffrey J. Rosen

Michael A. Diz

Baker Botts L.L.P.

Samantha H. Crispin

Nicole Perez